Filed pursuant to Rule 253(g)(2)

File No. 024-12056

SUPPLEMENT NO. 5 DATED JANUARY 31, 2024

TO THE OFFERING CIRCULAR DATED MAY 18, 2023

OF

CALTIER FUND I LP

This document supplements, and should be read in conjunction with, the Offering Circular dated May 18, 2023 of CalTier Fund I, LP as subsequently amended or supplemented from time to time (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. In this supplement, the term “CalTier” “we”, or “the company” refers to CalTier Fund I, LP and its wholly owned subsidiary on a consolidated basis.

The Offering Circular dated May 18, 2023, is available HERE, as supplemented HERE, HERE, and HERE.

More recent financial information about the Company is available in its 2023 Semi-Annual Report filed on Form 1-SA, available HERE.

The purpose of this supplement is to:

•	Replace Castle Placement, LLC with Dalmore Group, LLC as the Company’s broker-dealer engaged in connection with this offering.

As a result, the Company amends and restates the following pages of its Offering Circular:

COVER PAGE, page 1

CALTIER FUND I, LP

5965 Village Way Ste 105-142,
San Diego, California, 92130

1 (619) 344-0291

www.caltier.fund

UP TO 14,400,000 UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS (1)

SEE “SECURITIES BEING OFFERED” AT PAGE 50

	Price to public	Underwriting discount and commissions (2)	Proceeds to issuer(3)
Per unit	$5.00	$0.05	$4.95
Total Maximum (1)	$72,000,000	$732,329.47	$71,267,670.53

(1)	As of January 31, 2024, the company has sold 493,178.60 units for gross proceeds of $2,465,893 in this offering. See “Use of Proceeds” for additional information.
(2)	The company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. This amount includes the maximum that Dalmore may earn from its 1% commission ($695,341.07) plus the amount the company has paid to its prior broker-dealer in connection with this offering ($36,988.40). See “Plan of Distribution and Selling Securityholders” for further details.

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(3)	Does not include expenses of the offering other than commissions payable to Dalmore and commissions previously paid the prior broker-dealer. See “Use of Proceeds” for estimates for additional offering expenses to be incurred in this offering. We anticipate fixed offering expenses for professional services and printing fees will be approximately $216,000, which will be paid by our General Partner. We will reimburse our General Partner for those fixed offering expenses, as well as organizational expenses, and variable offering costs, including expenses associated with marketing this offering, as described under “Use of Proceeds” and “Management Compensation”. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 1.0% of the aggregate gross offering proceeds from this offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 1.0% per month limit), calculated on an accumulated basis, until our General Partner has been reimbursed in full.

The company has engaged North Capital Private Securities Corporation as an escrow facilitator (the “Escrow Facilitator”) to hold funds tendered by investors The offering is being conducted on a best-efforts basis without any minimum target. Provided that an investor purchases units in the amount of the minimum investment, $500 (100 units, there is no minimum number of units that needs to be sold in order for funds to be released to the company and for this Offering to close, which may mean that the company does not receive sufficient funds to cover the cost of this Offering. The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company. After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

This offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “Commission”), the company will file a post-qualification amendment to include the company’s most recent financial statements. This offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the offering statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS, pages 24 - 27

We are offering a maximum of 14,400,000 units representing limited partnership interests on a “best efforts” basis for up to $72,000,000. Under Regulation A, the company may only offer $75 million securities during a rolling 12-month period. The $72,000,000 approximately represents the maximum amount of securities we may offer as of the date of this Offering Circular under Regulation A, due to amounts raised under our prior Regulation A Offering described elsewhere in this Offering Circular, as well as amounts raised under this offering over the last 12 months. From time to time, we may seek to qualify additional units. As of January 31, 2024, the Company has sold 493,178.60 units for gross proceeds of $2,465,893 in this offering,

We will use our existing website and offering page, www.caltier.fund, as our offering page, where investors can invest in our offering. We will also use blogs and other social media to provide notification of the offering. Persons who desire information will be directed to www.caltier.fund.

The cash price per unit is $5.

The minimum investment is $500 for US persons or $5,000 for Non-US persons. Investors may purchase additional limited partnership interests in minimum increments of $50 for US persons and $1,000 for Non-US persons.

We intend to market the limited partnership interests in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular or “testing the waters” materials on its own website (www.caltier.fund) or third-party websites.

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This offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion. At least every 12 months after this offering has been qualified by the Commission, the company will file a post-qualification amendment to include the company’s recent financial statements. The offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the offering statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us. To the extent there are irrevocable funds in escrow, we expect to hold closings as soon as practical and no later than 14 days after confirmation that an investor’s funds are irrevocable.

Our Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on www.caltier.fund.

The company is offering its securities in all U.S. states other than Washington.

No Selling Limited Partners

No securities are being sold for the account of limited partners; all net proceeds of this offering will go to CalTier Fund I, LP.

Dalmore

The company has engaged Dalmore Group, LLC (“Dalmore”), a broker-dealer registered with the SEC and a member of FINRA, to perform the following administrative and compliance related functions in connection with this Offering, but not for underwriting or placement agent services:

•	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the company whether or not to accept investor as a customer;
•	Review each investor’s subscription agreement to confirm such investor’s participation in the offering, and provide a determination to the company whether or not to accept the use of the subscription agreement for the investor’s participation;
•	Contact and/or notify the company, if needed, to gather additional information or clarification on an investor;
•	Not provide any investment advice nor any investment recommendations to any investor;
•	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g. as needed for AML and background checks); and
•	Coordinate with third party providers to ensure adequate review and compliance.

As compensation for the services listed above, the company has agreed to pay Dalmore a $5,000 one-time advance expense allowance to cover reasonable out-of-pocket accountable expenses actually anticipated to be incurred by Dalmore in connection with this offering, such as, among other things, preparing the FINRA filing in connection with this offering. Dalmore will refund any amount related to this expense allowance to the extent it is not used, incurred or provided to the company. The company has also agreed to pay Dalmore a one-time consulting fee of $20,000 to provide ongoing general consulting services relating to this offering such as coordination with third party vendors and general guidance with respect to the offering, which will be due and payable within 5 days of receipt of a No Objection Letter from FINRA (and payable in four installments). In addition, the company has agreed to pay Dalmore a commission equal to 1% of the amount raised in the offering. Assuming a fully-subscribed offering, the company estimates that the total amount payable to Dalmore, including maximum commissions of $695,341.07, the one-time advance expense allowance fee of $5,000 and consulting fee of $20,000, would be $720,341.07.

The Transfer Agent

We have engaged Vertalo, Inc., as our registered transfer agent. This compensation consists of $1,000 per month.

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Investors’ Tender of Funds and Return of Funds

After an investor executes a subscription agreement, upon a written request for such rescission, those funds will be revocable until the thirty days after the signing of the related subscription agreement (the “Closing Criteria”). Under the agreement between the company and the Escrow Facilitator, and except as stated above, subscribers have no right to a return of their funds during the one year following qualification by the Securities and Exchange Commission. For the avoidance of doubt, if the Closing Criteria have been reached for your investment, and the company has yet to hold a Closing on your funds, you will not be entitled to request the return of your funds; however, in the event of a liquidation or dissolution of the company should occur before the company has held a Closing (as defined below) covering your funds, you will be refunded your investment without interest or deduction. In the event that the offering is terminated (including due to liquidation and dissolution of the company), investor funds held in escrow will promptly be refunded to each investor in accordance with Rule 10b-9 under the Securities Exchange Act of 1934. If a subscription is rejected or if a recession is requested, all funds will be returned to subscribers within thirty days of such rejection without deduction or interest. Upon acceptance by us of a subscription, a confirmation of such acceptance will be sent to the subscriber.  The Escrow Facilitator has not investigated the desirability or advisability of investment in the units nor approved, endorsed or passed upon the merits of purchasing the securities. The company has engaged North Capital as the Escrow Facilitator for the offering.

After the Offering Statement has been qualified by the Securities and Exchange Commission, we may accept the tender of funds for whole or fractional units. The funds tendered by potential investors will be held by the Escrow Facilitator, and will be transferred to the company upon Closing or returned to the investors as discussed above. Each time the company accepts funds (either transferred from the Escrow Facilitator or directly from the investors) from investors that have met the Closing Criteria is defined as a “Closing”, and each date for which a Closing is declared is a “Closing Date”. Each Closing is only expected to last one day. The company will accept subscriptions from investors that have met the Closing Criteria on the Closing Date. However, investors that have met the Closing Criteria after the Closing Date will not be included in that Closing, and will be part of the next available Closing, which the company expects to be as soon as practical but no later than 14 days after an investor has met the Closing Criteria. We may close on investments on a “rolling” basis (so not all investors will receive their units on the same date). Once the Closing Criteria has been met, investors will receive a notification regarding that their investment will be included in the next available Closing. Upon a Closing, investors will receive a notification regarding their units and funds tendered by investors will be made available to the company. The escrow agreement can be found in Exhibit 8.1 to the Offering Statement of which this Offering Circular is a part.

Process of Subscribing

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

If you decide to subscribe for the units in this offering, you should complete the following steps:

Go to www.caltier.fund, click on the “Start Here” button; and click on “Invest Now”.

•	Complete the online investment form;

•	Deliver funds directly by check, wire, debit card, credit card or electronic funds transfer via ACH to the specified account (note – investments via credit card will be limited to a $1,000 maximum investment, and investors will be responsible for paying any credit card processing fees related to their investment);

•	Once funds are received an automated AML check will be performed to verify the identity and status of the investor;

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•	Once AML is verified, investor will electronically receive, review, execute and deliver to us a Subscription Agreement.

Any potential investor will have ample time to review the Subscription Agreement, along with their counsel, prior to making any final investment decision.

For investors who invest at least $5,000 in the company and invest through Alto Solutions, Inc., using a self-directed IRA, the company will reimburse the cost of the self-directed IRA.

Advertising, Sales and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, the past performance of the company and its affiliates, property brochures, articles and publications concerning real estate, or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our units, these materials will not give a complete understanding of this offering, us or our units and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in our units.

USE OF PROCEEDS TO ISSUER, pages 28 -29

The company estimates that if it sells the maximum amount of $72,000,000 from the sale of units in this offering, which represents the value of units available to be offered as of the date of this Offering Circular out of the rolling 12-month maximum offering amount of $75 million, the net proceeds to the issuer in this offering will be approximately $61,200,000, after deducting the estimated offering expenses of approximately $10,800,000. As of January 31, 2024, the Company has sold 493,178.60 units for gross proceeds of $2,465,893 in this offering,

We expect to use substantially all of the net proceeds from this offering (after paying or reimbursing organization and offering expenses) to invest in the acquisition of property for the value-add and sale of multi-family properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We expect that any expenses or fees payable to our General Partner for its services in connection with managing our daily affairs, including but not limited to, the selection and acquisition or origination of our investments, will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow (or waived) they will reduce the cash available for investment and distribution and will directly impact our net profit and net loss. See “Management Compensation” for more details regarding the fees that will be paid to our General Partner and its affiliates. Many of the amounts set forth in the table below represent our General Partner’s best estimate since they cannot be precisely calculated at this time.

We may not be able to promptly invest the net proceeds of this offering in property for the purchase of multi-family property and other select real estate-related assets. In the interim, we may invest in short-term, highly liquid or other authorized investments. Such short-term investments may not earn as high of a return as we expect to earn on our real estate-related investments.

We are budgeting for a total of $10,800,000 of marketing, commissions and expenses payable to Dalmore (and our prior broker dealer), legal and other offering expenses (based on a fully subscribed offering of $72 million). If we raise less money, variable offering costs will decrease proportionately.

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	25% of the Maximum Offering Amount	50% of the Maximum Offering Amount	75% of the Maximum Offering Amount	100% of the Maximum Offering Amount
Gross Offering Proceeds	$18,000,000	$36,000,000	$54,000,000	$72,000,000
Offering Expenses (1)(2)	$2,700,000	$5,400,000	$8,100,000	$10,800,000
Net Proceeds/Estimated Amount Available for Investments	$15,300,000	$30,600,000	$45,900,000	$61,200,000

(1)        Includes the 1% commission and $25,000 in fees payable to Dalmore, as well as $36,508.68 in commissions already paid to our prior broker-dealer. See “Plan of Distribution and Selling Securityholders” for a description of our arrangement with Dalmore. We will reimburse our General Partner for organization and offering costs. See “Management Compensation” for a description of additional fees and expenses that we will pay our General Partner.

(2)        Amount reflected is an estimate. Includes all expenses to be paid by us in connection with the qualification of the offering, fees and commissions to Dalmore, the marketing and distribution of the units, including, without limitation, expenses for printing, engraving and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, including expenses associated with marketing this offering and our residential spaces, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of units under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. See “Plan of Distribution.”

If we raise $18,000,000, we anticipate approximately $9,900,000 will be used for to acquire equity in real estate assets, either directly or through joint-venture opportunities. We would target for acquisition a multi-family, value-add asset(s) with a purchase price of $1,000,000 to $5,000,000 in throughout the United States of which most funds will be used for expenses to acquire, secure financing, improve/remodel and manage the property(ies). We anticipate real estate properties we seek to acquire will consist of 2 to 20 residential units. Any remaining funds, but no more than 45% of remaining net proceeds, may be invested into real estate related funds and non-real estate related funds with remaining net proceeds reserved for operations, administrative and marketing expenses.

If we raise the maximum offering amount of $72,0000,000, we anticipate approximately $39,600,000 of those funds would be used as purchase equity for acquisition and renovation of multi-family value-add asset(s) with a purchase price(s) of $3,000,000 to $30,000,000 throughout the United States of which all funds will be used for expenses to acquire, financing, improve and manage the property(ies). We would aim to make 4–8 acquisitions per year. Up to 45% of remaining net proceeds may be invested into real estate related funds and non-real estate related funds with remaining net proceeds reserved for operations, administrative and marketing expenses.

The company reserves the right to change the above uses of proceeds if management believes it is in the best interests of the company.

The allocation of the net proceeds of the offering set forth above represents the company’s estimates based upon its current plans, assumptions it has made regarding the industry and general economic conditions and its future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of the company’s management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of the company’s actual expenditures will depend upon numerous factors, including market conditions, cash generated by the company’s operations (if any), business developments and the rate of the company’s growth. The company may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

In the event that the company does not raise the entire amount it is seeking, then the company may attempt to raise additional funds through private offerings of its securities or by borrowing funds.

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